SECURITIES AND EXHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G
                                 (Rule 13d-102)

                    UNDER THE SECURITIES ECHANGE ACT OF 1934
                               (Amendment No. 2 )*
                      ------------------------------------


                       Palomar Medical Technologies, Inc.
            ---------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
            ---------------------------------------------------------
                         (Title of Class of Securities)

                                   697529 10 5
            ---------------------------------------------------------
                                 (CUSIP Number)












Check the following box is a fee is being paid with this statement [ ]. (A fee is not required only of the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 4 Pages

CUSIP No. 597529 10 5              13G                 Page 2 of 4 Pages

-------------------------------------------------------------------------------
         1.    NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVER PERSON
                 Michael Smotrich, SS# ###-##-####
-------------------------------------------------------------------------------
         2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)  [    ]
                                                                    (b)  [    ]
-------------------------------------------------------------------------------
         3.     SEC USE ONLY

-------------------------------------------------------------------------------
         4.    CITIZENSHIP OR PLACE OF ORGANIZATION

                 U.S. Citizen
-------------------------------------------------------------------------------
  NUMBER OF                5.     SOLE VOTING POWER
     SHARES                         1,216,256
BENEFICIALLY               ____________________________________________________
   OWNED BY                6.     SHARED VOTING POWER
        EACH                        8,000
  REPORTING                ____________________________________________________
     PERSON                7.     SOLE DISPOSITIVE POWER
       WITH                         1,216,256
                           ----------------------------------------------------
                           8.     SHARED DISPOSITIVE POWER
                                    8,000
-------------------------------------------------------------------------------
         9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    1,224,256
-------------------------------------------------------------------------------
         10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                SHARES*

-------------------------------------------------------------------------------
         11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                    4.0%
-------------------------------------------------------------------------------
         12.   TYPE OF REPORTING PERSON*

                 IN
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILING OUT!


                                Page 2 of 4 Pages

Item 1.  (a)   Name of Issuer:  Palomar Medical Technologies, Inc.

         (b)   Address of Issuer's Principal Executive Offices:
               66 Cherry Hill Drive, Beverly, MA  01915

Item 2.  (a)   Name of Person Filing:  Michael Smotrich

         (b)   Address of Principal Business Office:  66 Cherry Hill Drive
                                                      Beverly, MA  01915
         (c)   Citizenship:  U.S. Citizen

         (d)   Title of Class of Securities:  Common Stock,
                                              $.01 par value per share
         (e)   CUSIP Number:  597529 10 5

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person is a:

         (a) [ ] Broker or Dealer registered under Section 15 of the Act
         (b) [ ] Bank as defined in section 3(a)(6) of the Act
         (c) [ ] Insurance Company as defined in section  3(a)(19) of the Act
         (d) [ ] Investment Company registered under section 8 of the Investment Company Act
         (e) [ ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940
         (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section240.13d(b)(1)(ii)(F)
         (g) [ ] Parent   Holding   Company,   in  accordance   with  Section
                 240.13d-1(b)(1)(ii)(G)  (h)  [ ]  Group,  in  accordance  with
                 Section 240.13d-1(b)(1)(ii)(H)

Item 4.  Ownership.

         (a)   Amount Beneficially Owned:  1,224,256
         (b)   Percent of Class:  4.0%
         (c)   Number of Shares as to which person has:

         (i)   Sole power to vote or to direct the vote:  1,216,256
         (ii)  Shared power to vote or to direct the vote:  8,000
         (iii) Sole power to dispose or to direct the disposition of:  1,216,256
         (iv)  Shared power to dispose or to direct the disposition of:  8,000

Item 5.  Ownership of Five Percent or Less of a Class.

         On March 13, 1996, Michael Smotrich's Percentage of Ownership decreased to 4.9% due to the issuance of Common Stock. Although there were additional options and warrants granted from March 13, 1996 through December 31, 1996, the total percentage to date is 4.0%.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.  N/A

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company. N/A

Item 8.  Identification and Classification of Members of the Group.  N/A


                                Page 3 of 4 Pages

Item 9.  Notice of Dissolution of Group.  N/A

Item 10. Certification.  N/A

         By signing below I/We certify that, to the best of my knowledge and belief, the securities referred to above where acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     February 26, 1997
                                                     ---------------------------
                                                     (Date)


                                                     /s/ Michael Smotrich
                                                     ---------------------------
                                                     (Signature)


                                                     Michael Smotrich, President
                                                     ---------------------------
                                                     (Name/Title





                                Page 4 of 4 Pages